EXHIBIT 1


PRESS RELEASE

27/11/2005

Industrial Development Bank of Israel concluded the third quarter of 2005 with a profit of NIS0.5 Million NIS.
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The Bank is successfully implementing the "RUN-OFF plan" whilst reducing its problematic debts.

The Board of Directors of the Bank this morning approved the unaudited Financial Statements of the Bank as of September 30, 2005. The Statements reflect that the Bank concluded the third quarter of the year with a profit of NIS 0.5 million compared with a loss of NIS 7.1 million for the second quarter of 2005 and a profit of NIS 0.6 million for the corresponding quarter of 2004.

The operating results of the Bank, as detailed hereinafter, point to the continued successful implementation of the "Run-OFF plan" whilst reducing the problematic debts of the Bank.

For the first 9 months of 2005 the Bank's loss amounted to NIS 6.3 million compared with a loss of NIS 2.5 million for the first nine months of 2004.

PROFIT FROM FINANCING OPERATIONS BEFORE PROVISION FOR DOUBTFUL DEBTS for the third quarter of the year amounted to NIS 17.3 million compared with NIS 12.1 million for the corresponding period of the previous year, despite a reduction in the scope of the financing operations of the Bank. The rise in the profit from financing activities was influenced, amongst others, by the income from interest collected in respect of problematic debts.

THE PROVISION FOR DOUBTFUL DEBTS in the third quarter of 2005 totaled NIS 12.9 million as compared to NIS 9.8 million in the third quarter of 2004.

OPERATING PROFIT FROM FINANCING OPERATIONS AFTER PROVISION FOR DOUBTFUL DEBTS amounted in the third quarter of 2005 to NIS 4.4 million as compared to NIS 2.3 million in the corresponding quarter of last year.

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OPERATING INCOME for the third quarter of the year totaled NIS 5.8 million, compared with NIS 10.5 million for the corresponding period last year. The drop in the income was due mainly to the drop in the profits from equity investment, which in the third quarter of 2005 amounted to NIS 3.5 million as compared to NIS 11.7 million in the third quarter of 2004.

OPERATING EXPENSES in the third quarter of 2005 amounted to NIS 9.7 million compared with NIS 12.2 million in the corresponding quarter of 2004.

Due to the Bank's intensive debt-collection efforts the BALANCE OF CREDIT TO THE PUBLIC continued to decrease, following the trend that was demonstrated also in the years 2003 and 2004, and as at September 30 2005 amounted to NIS 1,368 million compared to NIS 1,826 million as at 31 December 2004, a reduction of approximately NIS 458 million representing about 25% of the credit portfolio (these figures do not include the credit secured by a State guarantee to a Government corporation).

It is appropriate to mention the reduction in the extent of the debts classified as non-income bearing whose balance as at 30 September 2005 totaled approximately NIS 284 million compared to about NIS 406 million at 31 December 2004. This drop resulted mainly from the Bank's success in collecting and regulating debts classified as non-income bearing. The total credit risk including in respect of problematic debts totaled approximately NIS 868 million compared to NIS 1,320 million as at 30 September 2004, a drop of 34%.

PUBLIC DEPOSITS amounted as at 30 September 2005 to approximately NIS 255 million compared to approximately NIS 405 million at 31 December 2004. The Bank does not accept new deposits and neither renews existing deposits on their maturity.

TOTAL SHARE CAPITAL INCLUDING NON-PARTICIPATING SHARES amounted to NIS 524 million on September 30, 2005 compared with about NIS 508 million on December 31, 2004, an increase of some NIS 16 million.

During October 2005 the Ministerial Committee for Social and Economic matters (Social and Economic Cabinet) approved an extension of the "RUN-OFF Plan" of the Bank for two years until July 2008 and the Governor of the Bank of Israel also approved the extension of the Special Credit Line granted to the bank until the same date, namely July 31, 2008.